UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for fiscal year ended December 31, 2007.

OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

Commission File Number 001-00395

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NCR Savings Plan

B.	Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

NCR Corporation

1700 South Patterson Boulevard, Dayton, OH 45479

NCR Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

NCR Savings Plan

Index

December 31, 2007 and 2006

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets Held (At End of Year)*	10

Signature
Exhibit Index
Exhibit 23.1

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and

Administrator of the NCR Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the NCR Savings Plan (the “Plan”) at December 31, 2007 and December 31, 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, “Schedule of Assets Held at End of Year,” is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Dayton, Ohio

June 27, 2008

NCR Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	December 31,
	2007	2006
Assets
Investments at fair value	$1,510,379,424	$1,959,826,288

Contributions receivable
Participants	1,331,767	2,304,321
Employer	667,190	923,982
Other receivables	814,357	312,126

Total assets	1,513,192,738	1,963,366,717

Liabilities
Accounts payable	498,913	375,553
Accrued expenses	335,218	455,048

Total liabilities	834,131	830,601

Net assets available for benefits	$1,512,358,607	$1,962,536,116

The accompanying notes are an integral part of these financial statements.

NCR Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Year Ended December 31, 2007
Investment income
Net appreciation in fair value of investments	$121,227,201
Interest	2,800,567
Dividends	55,099,297

Total investment income	179,127,065

Contributions
Participant	63,110,482
Employer, net of forfeitures	28,872,457

Total contributions	91,982,939

Deductions
Benefits paid to participants	(201,118,391)
Administrative expenses	(1,896,193)

Total deductions	(203,014,584)

Net increase before transfer to other plan	68,095,420
Transfer to other plan (Note 1)	(518,272,929)

Net decrease	(450,177,509)
Net assets available for benefits
Beginning of year	1,962,536,116

End of year	$1,512,358,607

The accompanying notes are an integral part of these financial statements.

NCR Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of the Plan

General

The NCR Savings Plan (the “Plan”) is a defined contribution plan established on May 1, 1985 by NCR Corporation (“NCR, “Employer” or the “Company”) to give the Company’s employees more control over, and participation in, the accumulation of capital for their retirement.

The Plan is designed to qualify as a profit-sharing plan with a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan covers substantially all eligible U.S. employees of the Company (other than certain categories of part-time, temporary and intern employees) and its domestic subsidiaries, except for employees covered by a collective bargaining agreement.

The terms of the Plan described below are applicable to the majority of participants. A small portion of participants are in sub-plan groups due to the merger of legacy 401(k) plans into the Plan. While terms of participants in the sub-plan groups may vary slightly from the terms described below, the sub-plan group participants have substantially the same benefits and requirements of the other Plan participants.

In January 2007, NCR announced that it planned to spin off its Teradata business to shareholders. In connection with this transaction, the Company made the decision to transfer the NCR Savings Plan entitlements of active Teradata employees to a successor plan which was to be established by Teradata (the “Teradata Plan”). On May 8, 2007 the Company approved the 5th Amendment to the NCR Savings Plan to facilitate a trust-to-trust transfer of the accounts of Teradata employees from the NCR Savings Plan to the Teradata Plan. During the fourth quarter of 2007, $518,272,929 of the Plan's assets was transferred into the Teradata Plan.

Contributions and Funding

All eligible employees of the Company may defer a portion of their compensation by making tax-deferred contributions, as well as after-tax contributions, to the Plan. Participants may elect to contribute up to twenty percent of their eligible compensation. The maximum contribution percentage limits vary based upon the participant’s base salary. Annual tax-deferred contributions per participant for the 2007 and 2006 Plan years were limited to $15,500 and $15,000, respectively.

For each dollar contributed by a participant up to a maximum six percent of compensation, the Company funds an additional matching amount. Effective September 1, 2005, the NCR Pension Plan (the “Pension Plan”) was discontinued and benefit accruals under the Pension Plan were frozen except for certain grandfathered employees (e.g. employees age 40 and older who were participants in the Pension Plan at August 31, 2004 and made an election to continue to receive benefit accruals under the Pension Plan). Prior to January 1, 2007, for grandfathered Pension Plan participants, the Company’s matching contributions were seventy-five percent of the first three percent of pay contributed by the participant and fifty percent of the next three percent of pay. For all other Plan participants (including non-grandfathered Pension Plan participants), the Company’s matching contributions were one hundred percent of the first four percent of pay contributed by the participant, plus fifty percent of the next two percent of pay.

NCR Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

In September 2006, the Company announced a Plan amendment, effective January 1, 2007, that adjusted the Company matching contribution for all participants to one hundred percent of the first four percent of pay contributed by the participant, plus fifty percent of the next two percent of pay.

Effective June 1, 2002, the Plan was amended in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) to allow employees aged 50 and older to elect to make an additional $1,000 catch-up contribution during the 2002 plan year. Catch-up contribution amounts are not eligible for Employer matching contributions and increased by $1,000 each year through 2006. After 2006, the catch-up contribution is adjusted for inflation in $500 increments and for 2007 totaled $5,000.

Participants direct their contributions, as well as the Company’s matching contributions, among various investment strategies, as well as mutual funds, market index funds, and the NCR Unitized Stock Fund, which invests primarily in NCR Common Stock. The investment strategies are comprised of a combination of mutual funds, separately managed accounts and common/collective trusts and are managed to derive returns subject to the associated risk tolerance. The Mutual Fund Window Investments consists of mutual funds (more than 300) which offer a broad range of investment objectives (ranging from conservative to very aggressive and domestic to international) from which participants elect to contribute.

Vesting and Forfeitures

Participants are immediately vested in their contributions plus actual earnings thereon. Company matching contributions vest in increments of one-fifth each year, over a five-year period beginning with the participant’s hire date.

Participants become immediately and fully vested in their account (i) upon attainment of age 65, (ii) upon retirement, (iii) upon termination of employment due to a “reduction in force,” (iv) in the event of death, or (v) in the event of total and permanent disability. Upon termination of employment, participants are entitled to full distribution of their contributions and all vested Company matching contributions; all non-vested Company matching contributions are forfeited. These forfeitures are reallocated and used to reduce future Company matching contributions. During the Plan year, forfeitures used to offset Company matching contributions were immaterial in relation to the Plan taken as a whole.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, and an allocation of Company contributions and Plan earnings. Participants’ accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Participants may withdraw any employee tax-deferred contributions during their employment in the case of a “hardship” (as defined by the Plan), and participants may withdraw after-tax employee contributions for any reason. The participants may not withdraw any Company matching contributions or any earnings on Company matching or employee contributions until they terminate employment with the Company.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50 percent of their account balance, whichever is less. The loans are collateralized by the balance in the participant's accounts and bear interest at a fixed rate based on the prime rate (as reported by the Wall Street Journal) in effect on the twentieth business day of the month prior to the month of the transaction.

NCR Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

The term of the loan may be between one and five years. Principal and interest is paid ratably through monthly payroll deductions. Upon default, participants are considered to have received a distribution and are subject to income taxes on the distribution amount. Loans at December 31, 2007 bear interest at rates ranging from 5.0% to 10.5% and are due at various dates through December 31, 2012. Loans are repaid primarily through payroll deductions.

Withdrawals and Benefits

Participants may withdraw vested balances upon reaching normal retirement age of 65, or upon a participant’s termination or disability. A participant’s beneficiary shall be eligible to receive a distribution of the participant’s account upon death of the participant. Hardship withdrawals, as defined by the Plan, may be made from all contributions at any time subject to approval by the Plan’s Administrator. On termination of service, a participant receives a lump-sum amount equal to the value of the vested portion of their account if it is less than $1,000. Terminated participants with more than $1,000 in vested benefits may elect to receive a lump-sum payment, quarterly installment payments, or leave the vested benefits within the Plan until reaching the above noted retirement age, death and/or disability.

Termination of the Plan

The Company currently has no plans to terminate the Plan; however, the Company reserves the right to terminate the Plan at any time by action of the Board of Directors. No amendment or termination of the Plan may adversely affect a participant’s accrued benefits on the date of the amendment or termination. No amendment may change the requirement that the assets of the NCR Savings Plan Trust (the “Trust”) must be used for the exclusive benefit of the participants, the former participants and the beneficiaries.

Upon termination of the Plan, the Company may, at its option, continue the Trust in existence or cause the Trust to be liquidated. If the Trust is liquidated, distributions will be made to the various participants, former participants and beneficiaries in a single lump sum promptly after liquidation is effective. If the Trust is not liquidated, distributions will be made to the various participants when they cease employment. For a complete description of the Plan, participants should refer to the Plan Document.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

NCR Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

The Plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in mutual funds are valued at the closing net asset values of the funds on the last day of the Plan fiscal year. Investments in common collective trust funds and managed funds are stated at fair value as determined based on the fair value of the underlying assets. NCR Corporation Common Stock is valued at the last quoted sales price on the New York Stock Exchange on the last business day of the Plan fiscal year. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

The Plan presents in its statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of investments, which consists of the realized gains and losses as well as the unrealized appreciation (depreciation) on those investments.

Plan Expenses

All initial and ongoing administrative costs of the Plan are paid by the Company, except for a $50 participant loan application fee. Brokerage fees and commissions are included in the cost of investments when purchased and in determining the net proceeds on sales of investments. Investment management fees are paid from the respective assets of the investment option.

Payments to Withdrawing Participants

The Plan records payments to withdrawing participants at the time of disbursement.

Rollover Contributions

Participant rollover contributions from other defined contribution plans are included as participant contributions in the Statement of Changes in Net Assets Available for Benefits.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 is not expected to have a material impact to the Plan's net assets or changes in net assets.

NCR Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

3.	Investments

The following presents investments that represent five percent or more of the Plan’s net assets:

	December 31,
	2007	2006
NTGI—QM Collective Daily Aggregate Bond Index Fund, 502,951 and 670,176 shares, respectively	$183,127,611	$227,741,930

Pyramis Select International Equity Fund 696,479 and 1,112,581 shares, respectively	$110,461,531	$151,811,731

NTGI—QM S&P 500 Equity Fund Index Fund, 24,978 and 36,488 shares, respectively	$101,222,723	$140,182,942

The Plan’s assets were also invested in Fidelity Mutual Fund Window investments, the fair value of which was $708,308,954 and $895,108,979 at December 31, 2007 and 2006, respectively. Within the Fidelity Mutual Fund Window, the aggregate fair value of the following investment funds represent five percent or more of the plan’s net assets:

	December 31,
	2007	2006
Fidelity Contrafund, 1,050,545 and 1,461,093 shares, respectively	$76,805,370	$95,263,286

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $121,227,201 as follows:

Year Ended December 31, 2007
Mutual funds	$43,980,043
Common collective trust funds	64,271,773
Common stock	12,975,385

$121,227,201

4.	Related Party Transactions

Related party transactions consisted of loans made to participants and investments in NCR Corporation Common Stock along with investments in funds offered by Pyramis Global Advisors (“Pyramis”), a wholly owned subsidiary of Fidelity Management & Research Company, and by other affiliates of the Plan's trustee, Fidelity Management Trust Company. The Plan’s primary investment manager is Fidelity Investments (“Fidelity”). An affiliate of Fidelity serves as the record keeper for the Plan’s participant data. Another affiliate of Fidelity serves as the trustee of the Plan.

NCR Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

The cash receipts and cash disbursements from these investments constitute related party transactions. Related party cash receipts and cash disbursements of the Plan for the Fidelity managed funds totaled $41,157,988 and $76,465,213, respectively, for the year ended December 31, 2007. Purchases and sales of investments managed by Pyramis during the year ended December 31, 2007 totaled $35,086,388 and $106,301,237, respectively. The Company also provides certain administrative, accounting and recordkeeping services to the Plan for which it is not compensated. None of these related party transactions are prohibited transactions as defined under ERISA.

5.	Tax Status

The Company received its latest favorable determination letter, dated January 9, 2004, from the Internal Revenue Service as to the qualified status of the Plan under Section 401(a) of the Internal Revenue Code (the Code). The Plan has been amended since receiving the latest determination letter. However, the Plan’s administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan is qualified and the related Trust is exempt from federal income taxes under Section 501(a) of the Code. Accordingly, income taxes are not provided for in the accompanying financial statements. Participant contributions, except for those contributions which participants elect to be tax-deferred under Section 401(k), are taxable to the participants in the year their contributions are made.

Participants are liable for federal income taxes relative to their Section 401(k) contributions, the Company matching contributions and the earnings of the Plan when the contributions are distributed to them.

NCR Savings Plan

Supplemental Schedule

NCR Savings Plan

Schedule H, Line 4i – Schedule of Assets Held (at End of Year)**

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lender, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par on Maturity Date	(d) Cost****	(e) Current Value
*	Pyramis Aggressive Equity Fund	Common Collective Trust Fund		$65,407,420
*	Pyramis Select International Equity Fund	Common Collective Trust Fund		110,461,531
	NTGI - QM Collective Daily Aggregate Bond Fund	Common Collective Trust Fund		183,127,611
	NTGI - QM Collective Daily EAFE Index Fund	Common Collective Trust Fund		20,117,651
	NTGI - QM Collective Daily Russell 2000 Index Fund	Common Collective Trust Fund		36,237,392
	NTGI - QM Collective Daily S&P 500 Equity Fund	Common Collective Trust Fund		101,222,723

	Oppenheimer Capital	Registered Investment Companies		52,529,706
	Legg Mason Asset Management	Registered Investment Companies		67,897,940
	Axiom International Equity	Registered Investment Companies		41,718,975
	LSV Asset Management	Registered Investment Companies		51,960,859
*	Total Mutual Fund Window Investments***	—		708,308,954

*	NCR Common Stock	Employer Related Investment		59,624,372

*	Participants	Participant loans receivable (a)	—	11,764,290

				$1,510,379,424

(a)	The participant loan interest rates are between 5.0%—10.5%. The loan terms are between one year and five years.
*	Party-in-interest
**	This schedule represents those assets required to be reported under Department of Labor Section 2520.103-11 and Form 5500 Schedule H, Line 4i.
***	This line item represents the aggregate value of participant-directed mutual fund investments held within the Mutual Fund Window at Fidelity, which is a party-in-interest.
****	Per Department of Labor Section 2520.103-11(d), cost may be omitted as all investments are participant directed.

Signatures

NCR Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, NCR Corporation, the administrator of the NCR Savings Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

NCR Savings Plan

By:	/s/ Anthony Massetti
Anthony Massetti
Senior Vice President and Chief Financial Officer NCR Corporation

Date: June 27, 2008

Exhibit Index

Exhibit No. 23	Consent of PricewaterhouseCoopers LLP